ACKNOWLEDGEMENT

In connection with the response by ION Networks, Inc., a Delaware corporation (the “Company”), to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated May 22, 2006, addressed to Norman E. Corn, Chief Executive Officer of the Company, regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed with the Commission on May 2, 2006 (File No. 333-124274), the Company’s Form 10-KSB for the year ended December 31, 2005, and the Company’s Form 10-QSB for the quarter ended March 31, 2006, the Company hereby acknowledges as follows:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of May 31, 2006.

ION NETWORKS, INC.

By:  /s/ Patrick E. Delaney

Name:

Patrick E. Delaney

Title:

Chief Financial Officer